Mail Stop 6010
      February 22, 2006

David R. Sonksen, CFO
Microsemi Corporation
2381 Morse Avenue
Irvine, California 92614

      Re:	Microsemi Corporation
      Amendment No. 1 to Registration Statement on Form S-4
      Filed February 10, 2006
		File No. 333-130655

Dear Mr. Sonksen:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Prior comment refers to our letter dated January 19, 2006.

Prospectus Cover Page

1. Please disclose that shareholders will not know at the time of the vote the number of shares and amount of cash that they will receive in the merger. Also, revise your disclosure throughout your document to make clear that the amounts may be adjusted.

2. Please tell us why you believe it is appropriate to seek shareholder approval for a transaction where the mix of cash and stock for a transaction may change after the vote.

Microsemi may be held liable for damages, page 19

3. Please refer to prior comment 1. Please file as an exhibit the November 1998 agreement.

Representations and Warranties in the Merger Agreement, page 20

4. We note your statement that the representations and warranties "are not to be relied upon by you whatsoever as factual statements."
Please revise to remove any potential implication that the referenced disclosure does not constitute public disclosure under the federal securities laws.
Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading. Include disclosure acknowledging that, if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

Microsemi`s Reasons for the Merger, page 41 & APT`s Reasons for the
Merger, page 51

5. Please revise these sections to clarify, if applicable, whether the boards considered the change in the number of shares.

Material  U.S. Federal Income Tax Consequences of the Merger, page
73

6. We reissue prior comment 17. You should unequivocally state what the tax consequences will be. We note the disclosure on page 4 concerning the expectation, the disclosure on page 52 about the tax consequences if the merger fails to qualify as a reorganization and the disclosure on page 73 about the intent.

7. We reissue prior comment 18 with respect to Microsemi. Also, before this registration statement is effective, you must file a signed opinion of counsel from APT`s counsel.
General

8. We noted that you filed your Form 10-Q for the period ended January 1, 2006 on February 10, 2006. However, it does not appear that you have incorporated this report by reference into your Form S-
4. Without including or incorporating by reference this Form 10-Q into your Form S-4, it does not appear that you meet the updating requirements of Article 3 of Regulation S-X. Please revise or advise.

9. Consideration should be given to the updating requirements of Rule
3-12 of Regulation S-X with regards to Advanced Power Technology. Please note that if the anticipated effective date falls after 45 days following the end of the fiscal year, audited financial statements will be required at that time unless the company, in good faith, expects to report income after taxes. Based on the Selected Historical Financial Information, as provided on page 22 of Form S-4, it appears that Advanced Power Technology will report a net loss for the year ended December 31, 2005. Please advise.

********

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Julie Sherman at (202) 551-3640 or Kaitlin Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3602 with any other questions.

      					Sincerely,


      					Thomas Jones
      					Senior Attorney

cc. Nicholas J. Yocca
      via Telefax (949) 203-6161
David R. Sonksen, CFO
Microsemi Corporation
February 22, 2006
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